

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

<u>Via E-mail</u>
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

> **Re: Rovi Corporation**
> **Definitive Additional Materials on Schedule 14A filed by Engaged**
> **Capital Master Feeder I, LP, et al.**
> **Filed April 16, 2015**
> **File No. 000-53413**

Dear Mr. Welling:

We have reviewed your filings and have the following additional comments.

1.   Please provide supplemental support for these particular statements with your response:

- "… [current] directors with no relevant industry experience …."

- "… new directors who have Tier 1 and Tier 2 cable company relationships and who have successfully operated and managed licensing businesses …."

2.   Disclosure indicates that Engaged Capital's nominees would bring "[s]ignificant stock ownership" to the board. As previously requested in comment 3 of our April 2, 2015 letter, please advise us how you determined that ownership of 0.61% of the outstanding shares of common stock led you to conclude that members of Engaged Capital have "significant" stock ownership in the company.

Please contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Steve Wolosky, Esq.
       Olshan Frome Wolosky LLP